UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 25049

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Comtech Telecommunications Corp.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

205826209

(CUSIP Number)

Gail Segui

105 Baylis Road

Melville, NY 11747

(631) 777-8900

(Name, Address and Telephone Number of Person Authorized to Received Notices and Communications)

June 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 205826209

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fred Kornberg

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)

---
(b)
---

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER
456,375 (Includes right to acquire 108,000 shares)
8) SHARED VOTING POWER
None
9) SOLE DISPOSITIVE POWER
456,375 (Includes right to acquire 108,000 shares)
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
456,375 (Includes right to acquire 108,000 shares.)

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS)
[]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Amendment No. 8

to

Schedule 13D

The information provided below represents amendments or additions to the information provided in the Schedule 13D and amendments previously filed by Mr. Kornberg. The purpose of this Amendment No. 8 is to report the acquisition of additional shares through the exercise of previously reported stock option grants, the sale of shares by Mr. Kornberg and the beneficial ownership of certain additional shares of common stock through the grant of stock options. (See exhibit filed.)

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 480,375 shares, the acquisition of which is reported in this Amendment No. 8 was $1,972,305. The source of the purchase price was the personal funds of Mr. Kornberg.

Item 4. Purpose of Transaction

Acquisition – 75,000 shares acquired 01/23/04, 76,875 shares acquired 01/21/05 and 328,500 shares acquired 06/10/05, upon exercise of previously granted stock options, were sold and are included in the 847,750 shares sold on 12/16/04 and 06/10/05.

Sale	– Disposition of 847,750 shares for income.

Item 5. Interest in Securities of the Issuer.

(a)	See Page 2 of cover page
(b)	See Page 2 of cover page
(c)	See Schedule 1
(d)	Effective June 10, 2005, Fred Kornberg ceased to be the beneficial owner of more than five percent of the class of securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Fred Kornberg
-------------------------
Fred Kornberg

Date: June 16, 2005

Schedule 1

Transactions referred to in this Amendment No. 8

Share Purchases (1)(2)

Date	# of Shares	Price per Share	Total Cost
01/23/04	75,000	$1.3333	$100,000
01/21/05	76,875	1.3333	102,500
06/10/05	67,500	3.33	224,775
06/10/05	36,000	6.67	240,120
06/10/05	90,000	5.06	455,400
06/10/05	40,500	6.33	256,365
06/10/05	63,000	3.58	225,540
06/10/05	31,500	11.67	367,605
Total:	480,375		$1,972,305

(1) Share numbers reflect 3 for 2 stock splits effective 7/14/03 and 04/04/05.

(2) Exercise of Stock Options that had been previously granted to Mr. Kornberg.

Stock Option Grant (1)

Mr. Kornberg has been granted a stock option under Comtech Telecommunications Corp. 2000 Stock Incentive Plan as shown in the table below. This option is subject to certain terms and agreements and vesting schedule.

Date of Grant	# of Shares	Exercise Price/Share	Date Exercisable

08/02/04	157,500	$13.19	(2)

(1)	Number of shares reflect a 3 for 2 stock split effective 04/04/05.
(2)	Exercisable at the rate of 20 percent per year commencing one year from date of grant.

Sale of Stock	(1)

Date	# of Shares	Sale price	Proceeds
12/16/04	37,750	$23.6577	$ 940,395
06/10/05	810,000	36.0000	29,160,000

Total:	847,750		$ 30,100,395

(1) Reflects a 3 for 2 stock split effective 04/04/05.